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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                         DYNAMICS RESEARCH CORPORATION
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            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


               Massachusetts                                  04-2211809
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(STATE OR OTHER JURISDICTION OF INCORPORATION)              (IRS EMPLOYER
                                                         IDENTIFICATION NO.)

                   60 Frontage Road, Andover, MA  01810-5498
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             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)  (ZIP CODE)


      If this Form relates to the          If this Form relates to the
      registration of a class of           registration of a class of securities
      securities pursuant to Section       pursuant to Section 12(g) of the
      12(b) of the Exchange Act and        Exchange Act and is effective
      is effective pursuant to             pursuant to General Instruction
      General Instruction A.(c),           A.(d), please check the following
      please check the following box. []   box. []

SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
RELATES:
        ---------------
        (IF APPLICABLE)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


        TITLE OF EACH                    NAME OF EACH EXCHANGE ON WHICH EACH
   CLASS TO BE SO REGISTERED                   CLASS IS TO BE REGISTERED
--------------------------------         -----------------------------------

            None                                         None


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                   Series B Preferred Stock Purchase Rights
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                               (TITLE OF CLASS)

                                 Page 1 of 70
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
          -------------------------------------------------------


     On February 17, 1998, Dynamics Research Corporation declared a dividend distribution of one preferred stock purchase right for each share of Common Stock. These New Rights will eventually replace and have virtually the same practical effect as the Rights that are presently in existence, but which are due to terminate on July 27, 1998. Each New Right entitles the registered holder to purchase from the Company after the Distribution Date described below one-twelfth of a share of its Series B Preferred Stock. The exercise price is $54.17 for each one-twelfth share of Preferred Stock. The terms of the New Rights were adjusted to reflect the Common Stock dividend distributed in May, 1998. The distribution of New Rights is payable on July 27, 1998 to the record holders of Common Stock at the close of business on that date. One New Right will also be issued for each share of Common Stock issued between July 27, 1998 and the Distribution Date.

     Exercisability of the New Rights; Distribution Date. The New Rights are not exercisable until the Distribution Date. The Distribution Date would occur, if ever, ten business days after either of the following events:

     . A public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company's outstanding Common Stock (the "Stock Acquisition Date") or

     . The commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the Company's outstanding Common Stock.

However, if a distribution of Rights were to occur under the Rights Plan presently in effect, then July 27, 1998 would be the Distribution Date for New Rights.

     Mergers, Asset Sales and Self-Dealing Transactions. If after the Stock Acquisition Date the Company is acquired in a merger or other business combination, or 25% or more of its assets or earning power is sold, proper provision is to be made so that each holder of a New Right would have the right to receive, upon exercise of the New Right, that number of shares of common stock of the acquiring company which at the time has a market value of two times the exercise price of the New Right.

     In the event that:

     (1) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or

                                 Page 2 of 70
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     (2)  an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement described below, or

     (3) during such time as there is an Acquiring Person any recapitalization, reorganization or other transaction involving the Company occurs which result in such Acquiring Person's ownership interest being increased by more than 1%, then each holder of a New Right would have the right to receive, upon exercise of the New Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the New Right.

     Following the occurrence of any of the events described in this section, any New Rights beneficially owned by any Acquiring Person would immediately become null and void.

     Exchange Option. The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable New Rights for shares of Common Stock at an exchange ratio of five-sixths of one share of Common Stock per New Right. The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any New Rights and without any further action and without any notice, the right to exercise such New Rights will terminate and the only right thereafter of a holder of such New Rights will be to receive that number of five-sixths of a share of Common Stock equal to the number of such New Rights held by the holder.

     Transferability of New Rights. Until the Distribution Date, the Common Stock Certificates will evidence the New Rights, and the transfer of the Common Stock certificates will constitute a transfer of the New Rights. After the Distribution Date, separate certificates evidencing the New Rights would be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate New Rights Certificates alone would evidence the New Rights.

     Redemption. The Board of Directors, by a majority vote, may redeem the New Rights at any time at a redemption price of $.0083 per New Right. Immediately upon such redemption, the right to exercise the New Rights will terminate, and the New Rights Holders will become entitled only to receive the Redemption Price.

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     Expiration of New Rights.  If not previously exercised or redeemed, the New
Rights will expire on July 27, 2008.

     Anti-Dilution Adjustment. The exercise price, the redemption price, the exchange ratio and the number of shares of the Preferred Stock or other securities or property issuable upon exercise of the New Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, or

     . upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price, or

     . upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such price. At the Company's option, cash (based on the market price on the last trading date prior to the date of the exercise) will be paid instead of issuing fractional shares of any securities (other than fractional shares of Preferred Stock in integral multiples of one-twelfth of a share).

     No Shareholder Rights. A New Right holder, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

     Amendments. Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date without the approval of any holders of the New Rights. After the Distribution Date, the Board of Directors may amend the Rights Agreement to cure any ambiguity, to make changes which do not adversely affect the interests of holders of New Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement. A majority vote of the Board of Directors is required.

     Tax Consequences. Although the Company believes that neither the distribution of the New Rights nor the subsequent separation of the New Rights on the Distribution Date should be taxable to the stockholders or the Company, stockholders may, depending upon the circumstances, realize taxable income upon the occurrence of an event described under "Mergers, Asset Sales and Self-Dealing Transactions."

                                 Page 4 of 70
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     Rights Agreement.  The terms of the New Rights are set forth in a Rights
Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent. A copy of the Rights Agreement is available free of charge from the Rights Agent at the following address:

               American Stock Transfer & Trust Company
               40 Wall Street, 46th Floor
               New York, NY  10005
               Attention: Shareholder Services Division
               (Dynamics Research Corporation Rights Agreement)

     The form of Rights Agreement dated as of February 17, 1998 between the Company and American Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights (including as exhibits the form of Rights Certificate and the Summary of Rights) is attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.   EXHIBITS.
          --------

     1. Rights Agreement dated as of February 17, 1998 ("Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

     2. Form of Certificate of Designation with respect to the Series B Preferred Stock, par value $.10 per share, of the Company (attached as Exhibit A to the Rights Agreement).

     3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

     4.   Summary of Rights (attached as Exhibit C to the Rights Agreement).


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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              DYNAMICS RESEARCH CORPORATION



Date:  June 25, 1998          By: /s/ Douglas R. Potter
                                 ---------------------------------------
                                  Name:  Douglas R. Potter
                                  Title: Vice President of Finance



                                 Page 6 of 70
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                                 EXHIBIT INDEX


     The following designated exhibits are filed herewith:
                                                                 Sequentially
                                                                 Numbered Page
                                                                 -------------

1.  Rights Agreement dated as of February                              8
    17, 1998 ("Rights Agreement") between
    the Company and American Stock
    Transfer & Trust Company, as Rights
    Agent.

2.  Form of Certificate of Designation with                           52
    respect to the Series B Preferred Stock, par value $.10 per share, of the Company (attached as Exhibit A to the
    Rights Agreement).

3.  Form of Rights Certificate (attached as                           59
    Exhibit B to the Rights Agreement).
    Pursuant to the Rights Agreement,
    printed Rights Certificates will not be
    mailed until the Distribution Date (as
    defined in the Rights Agreement).

4.  Summary of Rights (attached as Exhibit                            67
    C to the Rights Agreement).

                                 Page 7 of 70